                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $562,084                    Amount of Filing Fee: $112.42
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of
437.42 units of limited partnership interest of the subject partnership for $1,285 per unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:    $112.42      Filing Parties:   AIMCO Properties, L.P.

Form or Registration No.:  Schedule 14D-1   Date Filed:       August 19, 1999

                         (Continued on following pages)

                               Page 1 of 4 Pages

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1


                  This Statement (the "Statement") constitutes Amendment No. 3 to the Schedule 14D-1, originally filed August 2, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate III, L.P. (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)   Offer to Purchase, dated July 30, 1999 (Previously filed).

        (a)(2)   Letter of Transmittal and related Instructions.

        (a)(3) Letter, dated July 30,1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

        (a)(4) Supplement to Offer to Purchase, dated August 13, 1999 (Previously filed).

        (a)(5) Supplement to Offer to Purchase, dated August 19, 1999 (Previously filed).

        (a)(6) Letter, dated August 19,1999,from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

        (a)(7)   Notice of Withdrawal, dated August 19, 1999 (Previously filed).

        (a)(8)   Supplement to Offer to Purchase, dated September 9, 1999.

        (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999,among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

        (c)      Not applicable.

        (d)      Not applicable.

        (e)      Not applicable.

        (f)      Not applicable.


                               Page 2 of 4 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1999


                                        AIMCO/IPT, INC.


                                        By: /s/ Patrick J. Foye
                                           -------------------------------------
                                        Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                           (General Partner)

                                        By: /s/ Patrick J. Foye
                                           -------------------------------------
                                        Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           -------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                           -------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                           -------------------------------------
                                            Executive Vice President


                                Page 3 of 4 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                    DESCRIPTION

        (a)(1)   Offer to Purchase, dated July 30, 1999 (Previously filed).

        (a)(2)   Letter of Transmittal and related Instructions.

        (a)(3)   Letter, dated July 30, 1999, from AIMCO OP to the Limited
                 Partners of the Partnership (Previously filed).

        (a)(4)   Supplement to Offer to Purchase, dated August 13, 1999
                 (Previously filed).

        (a)(5)   Supplement to Offer to Purchase, dated August 19, 1999
                 (Previously filed).

        (a)(6)   Letter, dated August 19, 1999, from AIMCO OP to the Limited
                 Partners of the Partnership (Previously filed)..

        (a)(7)   Notice of Withdrawal, dated August 19, 1999 (Previously filed).

        (a)(8)   Supplement to Offer to Purchase, dated September 9, 1999.

        (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                 America, Bank Boston, N.A., and First Union National Bank.
                 (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                 August 16, 1999, is incorporated herein by this reference.)

        (c)      Not applicable.

        (d)      Not applicable.

        (e)      Not applicable.

        (f)      Not applicable.

                               Page 4 of 4 Pages